

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2022

Justin M. Hall
Chief Executive Officer
NovaBay Pharmaceuticals, Inc.
2000 Powell Street, Suite 1150
Emeryville, CA 94608

   Re: NovaBay Pharmaceuticals, Inc.
    Registration Statement on Form S-1
    Filed December 9, 2022
    File No. 333-268738

Dear Justin M. Hall:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Christine Westbrook at 202-551-5019 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Abby E. Brown, Esq.